# City e-Solutions Limited




05006265

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

21 February 2005

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

***Your Reference: File No. 82-3667***


SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2005
WASH, D.C. 179 SECTION

SUPPL

Dear Sir,

We are pleased to enclose a copy of announcement, dated 18 February 2005, for your information:

City e-Solutions Limited – 2004 Final Results

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 29228228.


PROCESSED
MAR 14 2005
THOMSON FINANCIAL

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

Dlw 3/14


ces.

# City e-Solutions Limited

*(Incorporated in the Cayman Islands with limited liability)*

**(Stock Code: 557)**

## 2004 FINAL RESULTS — ANNOUNCEMENT
## AUDITED ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

### RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following final audited annual results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2004 together with comparative figures.

**Consolidated Profit and Loss Account**

| | Note | 2004 HK$'000 | 2003 HK$'000 |
|---|---|---|---|
| **Turnover** | 1 | 72,147 | 84,863 |
| Cost of sales | | (22,502) | (20,135) |
| Gross profit | | 49,645 | 64,728 |
| Other net income | 2 | 25,919 | 17,978 |
| Administrative expenses | | (48,210) | (49,101) |
| Profit from operations | 1 | 27,354 | 33,605 |
| Finance costs | | — | — |
| **Profit from ordinary activities before taxation** | 3 | 27,354 | 33,605 |
| Taxation | 4 | 15 | — |
| **Profit from ordinary activities after taxation** | | 27,369 | 33,605 |
| Minority interests | | (850) | (499) |
| **Profit attributable to shareholders** | | 26,519 | 33,106 |
| Dividends attributable to the year: | 5 | | |
| Final dividend proposed after the balance sheet date HK3 cents per share (2003: HK3 cents per share) | | 11,494 | 11,494 |
| Earnings per share | 6 | | |
| Basic | | 6.92 cents | 8.64 cents |

**Balance Sheet**

| | The Group 2004 HK$'000 | The Group 2003 HK$'000 | The Company 2004 HK$'000 | The Company 2003 HK$'000 |
|---|---|---|---|---|
| **Non-Current Assets** | | | | |
| Fixed assets | 3,346 | 5,255 | 2,687 | 4,169 |
| Intangible assets | 407 | 473 | — | — |
| Interests in subsidiaries | — | — | 140,741 | 140,741 |
| Other financial assets | 986 | 279 | — | — |
| **Total Non-Current Assets** | 4,739 | 6,007 | 143,428 | 144,910 |
| **Current Assets** | | | | |
| Other financial assets | 117,746 | 58,240 | 117,746 | 58,240 |
| Trade and other receivables | 25,892 | 38,060 | 10,644 | 30,390 |
| Cash and cash equivalents | 499,148 | 527,166 | 329,328 | 356,072 |
| | 642,786 | 623,466 | 457,718 | 444,702 |
| **Current Liabilities** | | | | |
| Trade and other payables | (24,223) | (22,360) | (10,721) | (7,953) |
| Provision for taxation | (1,025) | (1,048) | (1,025) | (1,025) |
| | (25,248) | (23,408) | (11,746) | (8,978) |
| **Net Current Assets** | 617,538 | 600,058 | 445,972 | 435,724 |
| **Total Assets less Current Liabilities** | 622,277 | 606,065 | 589,400 | 580,634 |
| **Non-Current Liabilities** | | | | |
| Loan owing to a subsidiary | — | — | (63) | (1,402) |
| **Minority Interests** | (26,113) | (25,212) | — | — |
| **NET ASSETS** | 596,164 | 580,853 | 589,337 | 579,232 |
| **CAPITAL AND RESERVES** | | | | |
| Share capital | 383,126 | 383,126 | 383,126 | 383,126 |
| Reserves | 213,038 | 197,727 | 206,211 | 196,106 |
| | 596,164 | 580,853 | 589,337 | 579,232 |

*Notes:-*

1. The analysis of the principal activities and geographical location of the operation of the company and its subsidiaries during the financial year are as follow:

| | Group turnover 2004 HK$'000 | Group turnover 2003 HK$'000 | Profit from operations 2004 HK$'000 | Profit from operations 2003 HK$'000 |
|---|---|---|---|---|
| **Business Segments** | | | | |
| Investment holding | 9,937 | 24,005 | 22,572 | 29,787 |
| Hospitality related services | 62,210 | 60,858 | 4,782 | 3,818 |
| | 72,147 | 84,863 | 27,354 | 33,605 |
| **Geographical Segments** | | | | |
| Hong Kong | 7,982 | 22,378 | 21,243 | 28,493 |
| Singapore | 5,282 | 3,520 | 449 | 1,796 |
| United States | 58,883 | 58,965 | 5,662 | 3,316 |
| | 72,147 | 84,863 | 27,354 | 33,605 |

2. The analysis of Other Net Income are as follows:-

| | 2004 HK$'000 | 2003 HK$'000 |
|---|---|---|
| Exchange gain (net) | 4,804 | 3,283 |
| (Loss) / profit on sale of fixed assets (net) | (9) | 66 |
| Net unrealised gain on stating securities at fair value | 20,250 | 14,554 |
| Others | 874 | 75 |
| | 25,919 | 17,978 |

3. **Profit from ordinary activities before taxation**

Profit from ordinary activities before taxation has been arrived at after charging:

| | 2004 HK$'000 | 2003 HK$'000 |
|---|---|---|
| Amortisation of intangible assets | 70 | 62 |
| Depreciation of fixed assets | 1,630 | 2,662 |

4. **Taxation**

| | 2004 HK$'000 | 2003 HK$'000 |
|---|---|---|
| Hong Kong taxation | | |
| - overprovision in respect of prior years | (15) | — |

The provision for Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profits for the year ended 31 December 2004. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

5. **Dividend**

Dividends attributable to the previous financial year, approved and paid during the year.

| | 2004 HK$'000 | 2003 HK$'000 |
|---|---|---|
| Final dividends in respect of the previous financial year, approved and paid during the year, of HK3 cents (2003: HK2 cents) per share | 11,494 | 7,663 |

The directors of the Company have proposed a final dividend for the year ended 31 December 2004 of HK3 cents per share (2003: HK3 cents). The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

No interim dividend was paid for the year ended 31 December 2004 (2003: Nil cents)

6. **Earnings per share**

a) *Basic Earnings Per Share*

The calculation of basic earnings per share is based on profit after taxation attributable to shareholders of HK$26.5 million (2003: HK$33.1 million) and on 383,125,524 (2003: 383,125,524) ordinary shares in issue during the year.

b) *Diluted Earnings Per Share*

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

7. **Comparative figures**

Certain comparative figures have been reclassified to conform with the current year's presentation.

### MANAGEMENT DISCUSSION AND ANALYSIS

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its activities in the United States. The hospitality industry in the US showed an improvement in 2004 compared to the previous year. This improvement in the business environment has benefited SWAN's two primary business units, namely Richfield (hotel management services) and Sceptre (electronic reservation and revenue management services), as the revenues of these two businesses are aligned to business volume and revenue stream of its hotel customers.

In the year under review, the Group recorded a turnover of HK$72.1 million comprising mainly revenue contribution of HK$58.9 million from SWAN. The Group reported a decrease of 15.0% in its turnover in 2004 over 2003 due mainly to lower dividend income. SWAN's total revenue for the year under review was flat compared to 2003. The improvement in Richfield and Sceptre was offset by the decline in revenue recorded by Shield (risk management services) due to the on-going rationalization of this business unit so as to focus on the primary business units.

Group's total investment income decreased by 58.6% from the previous year to HK$9.9 million from HK$24.0 million due to lower dividend and interest income received during the year under review. On the other hand, the Company recorded a higher other net income of HK$25.9 million, up 44.2%, from HK$17.9 million mainly due to unrealised gains arising from restating the Group's investment securities at fair value as at the financial year-end.

For 2004 overall, the Group recorded a net profit attributable to its shareholders of HK$26.5 million, representing a decline of 19.9% from the previous year.

SWAN's business development focus on Richfield and Sceptre in 2004 continued to bear some fruit. During the year in review, it has achieved successes in signing new contracts for both business units. Richfield added a net of three new hotels and Sceptre added a net of 38 properties.

For the year under review, net cash inflow from operating activities amounted to HK$7.0 million. The Group received interest and dividend income of HK$5.9 million and HK$14.8 million respectively. On the Group's investment activities, HK$38.7 million was utilised to purchase investment securities while HK$11.5 million was paid to shareholders as dividends during the year.

The Group's cash and cash equivalents accordingly decreased by HK$32.1 million in the financial year 2004. This decrease together with a favourable exchange translation gain of HK$4.1 million resulted in a cash balance of HK$499.1 million as at the end of the financial year, down from HK$527.2 million as at the last financial year-end. Cash and cash equivalents are mainly held in United States dollars as at the financial year-end.

The Group has no borrowings for the year under review.

Majority of the Group's cash is held in United States dollar deposits. Hence, as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will be minimal. However, with the macro trend of a declining US dollar, the Group may have to consider a portion of its portfolio held in other currencies to maximise returns to shareholders.

As at 31 December 2004, the Group had 41 employees, down from 42 employees as at the end of the last financial year ended 31 December 2003. The total payroll costs for the year 2004 was HK$29.1 million. The Group has a competitive wage and benefits package which are critical to maintaining a level of consistent and quality hospitality services.

### BUSINESS REVIEW AND OUTLOOK

Despite the uncertainty over the price of crude oil and the pace of interest rate increases, the United States economy is expected to continue to grow steadily in 2005. Consequently, the hospitality industry in the US is projected to build on the turnaround achieved in 2004 and record another year of growth in 2005. Therefore, SWAN's business units should benefit from the improving economy and industry in the coming year. We will continue to adopt a prudent approach in managing the businesses by ensuring costs are kept in line with the level of business activities. Richfield and Sceptre are working on potential contracts and are optimistic of converting some of these into contracts in 2005.

With the retention of our significant cash resources, the Group is well poised to capitalize on any good investment opportunities that may arise in 2005. We intend to be more active in evaluating opportunities to take advantage of the expected current favourable global economic environment. Barring unforeseen circumstances, the Group's performance in respect of its current hospitality related operations should remain profitable in 2005.

### DIVIDENDS

The directors of the Company have proposed a final dividend for the year ended 31 December 2004 of HK3 cents per share (2003: HK3 cents). No interim dividend was paid for the year ended 31 December 2004 (2003: Nil cents).

### AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors and one non-executive director of the Company. It has reviewed the annual results of the Group for the year ended 31 December 2004.

### PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

### COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the year. The independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

### STATUTORY INFORMATION

The Annual General Meeting of the Company will be held on 27 April 2005.

The register of members will be closed from 25 April 2005 to 27 April 2005, both dates inclusive, and the dividend cheques are expected to be despatched on or about 27 May 2005.

By Order of the Board
**Kwek Leng Beng**
*Chairman*

Hong Kong, 17 February 2005

*As at the date of this announcement, the Board is comprised of 11 directors, of which 6 are executive directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive directors, namely Mr. Wong Hong Ren and Hon. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.*